# TAP SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2020**
**With Report of Independent Registered Public**
**Accounting Firm**

.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8 -  68381

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
                                    MM/DD/YY                      MM/DD/YY

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## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**TAP SECURITIES LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

**767 FIFTH AVENUE**        **FL 18**

(No. and Street)

**New York**              **New York**                    **10153**

(City)                     (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Howard Spindel**                                **212-897-1688**

(Area Code -- Telephone No.)

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## B.  ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**WithumSmith+Brown, PC**

(Name -- if individual, state last, first, middle name)

**200 Jefferson Park, Suite 400**     **Whippany**     **NJ**     **07981**

(Address)                              (City)        (State)    (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).

SEC 1410 (06-02)     *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*





**AFFIRMATION**

I, F. Davis Terry Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statement(s) and supplemental schedule(s) pertaining to TAP Securities LLC for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/25/21

Signature

Co-President

Title

2/25/21

Notary Public

WAYNE YOUNG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01YO6355123
Qualified in Nassau County
My Commission Expires 02-27-2021

**This report \*\* contains (check all applicable boxes):**

[x]      Report of Independent Registered Public Accounting Firm.

[x]      Facing Page.

[x]      Statement of Financial Condition.

[ ]      Statement of Operations.

[ ]      Statement of Changes in Member's Equity.

[ ]      Statement of Cash Flows.

[ ]      Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]      Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]      Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]      Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ]      A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]      A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]      An Oath or Affirmation.

[ ]      A copy of the SIPC Supplemental Report.

[ ]      A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]      Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]      Independent Auditors' Report Regarding Rule 15c3-3 Exemption.

[ ]      Rule 15c3-3 Exemption Report

withum
ADVISORY TAX AUDIT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
TAP Securities LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TAP Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

**TAP SECURITIES LLC**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2020**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 285,714 |
| Accounts receivable | | 20,000 |
| Total assets | $ | 305,714 |

**Member's Capital**

| | | |
|---|---|---:|
| Member's capital | $ | 305,714 |

**Note 1 - Organization and nature of business**

TAP Securities LLC (the "Company"), is a limited liability company that provides investment banking, financial and related advisory services to various clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority.

The Company is 100% owned by TAP Advisors LLC (the "Parent").

**Note 2 - Summary of significant accounting policies**

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. The Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

## Note 2 - Summary of significant accounting policies (continued)

Liquidity

As shown in the accompanying financial statements, the Company generated net income of $1,510,466 during the year ended December 31, 2020. As of December 31, 2020, the Company's available cash was $285,714 and liabilities were $0. Management has evaluated these conditions and determined that since the Company has historically relied on its Parent to meet its cash flow requirements (through forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company through one year from the issuance of these financial statements.

Accounts receivable and contract balances

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. There were no outstanding accounts receivable at January 1, 2020 or December 31, 2020. There were no contract assets as of January 1, 2020 or December 31, 2020. There were no contract liabilities as of January 1, 2020 or December 31, 2020.

Income taxes

Since the Company is a single member limited liability company, it is disregarded for income tax purposes and, therefore, no income taxes are provided or considered for the purpose of the financial statements. The results of the Company are included in the New York City Unincorporated Business Tax return of its Parent.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital. This policy also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that there are no uncertain tax positions that would require financial statement recognition as of December 31, 2020.

## Note 3 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The carrying value of cash approximates fair value due to its short-term nature.

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance.

## Note 4 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $285,714, which was $185,714 in excess of its required net capital of $100,000.

## Note 5 - Related party transactions

Pursuant to an annually renewable expense sharing agreement (the "Agreement"), the Parent provides substantially all operational and administrative services and facilities to the Company. The fees charged by the Parent and agreed to by the parties totaled $7,760,000 for the year ended December 31, 2020. This amount includes $4,060,000 representing principally office and administrative services and payroll; the balance represents management fees that are determined from time to time at the discretion and mutual agreement of the Company and its Parent. The Company regularly reimburses its Parent for these expenses. Management of the Company has determined the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company for at least one year from the date of the issuance of these financial statements, should that become necessary. During the year ended December 31, 2020, the Parent forgave $2,085,000 that were owed to it by the Company. Such forgiveness was treated as capital contributions to the Company.

These financial statements do not necessarily reflect the results of operations and financial condition that would have been the result of dealing with unrelated entities.

## Note 6 - COVID

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.